Exhibit 12

WAL-MART STORES, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges

	Three Months Ended		Fiscal Year
	April 30, 2005	April 30, 2004	2005	2004	2003	2002	2001
Income before income taxes and minority interest	$3,741	$3,397	$16,105	$14,193	$12,368	$10,396	$9,783
Capitalized interest	(35)	(30)	(120)	(144)	(124)	(130)	(93)
Minority interest	(68)	(42)	(249)	(214)	(193)	(183)	(129)
Adjusted income before income taxes	3,638	3,325	15,736	13,835	12,051	10,083	9,561
Fixed charges:
Interest *	290	336	1,332	1,157	1,191	1,491	1,486
Interest component of rent	78	77	319	306	318	289	245
Total fixed charges	368	413	1,651	1,463	1,509	1,780	1,731
Income before income taxes and fixed charges	$4,006	$3,738	$17,387	$15,298	$13,560	$11,863	$11,292
Ratio of earnings to fixed charges	10.9x	9.1x	10.5x	10.5x	9.0x	6.7x	6.5x

* Includes interest on debt and capital leases, amortization of debt issuance costs and capitalized interest.

Certain reclassifications have been made to prior periods to conform to the current period presentation. In addition, the impact of McLane Company, Inc., a wholly owned subsidiary sold in fiscal 2004, as a discontinued operation has been removed for all periods presented.